Star Equity Fund’s Successful Servotronics Campaign Leads to TransDigm Acquisition for $47 per Share

Since 2022, Star Equity Fund repeatedly called on Servotronics to explore strategic alternatives
Star Equity Fund’s advocacy generated substantial returns for all SVT shareholders

Old Greenwich, CT – June 30, 2025 – Star Equity Fund, LP (“Star Equity Fund” or “we”), an investment fund focused on unlocking shareholder value by engaging with management teams across its portfolio companies and owner of approximately 6% of the common stock of Servotronics, Inc. (NYSE American: SVT) (“Servotronics” or the “Company”), comments today on Servotronics’ agreement with TransDigm Inc. (“TransDigm”) (NYSE: TDG), under which a subsidiary of TransDigm will complete a tender offer to acquire all of the outstanding shares of Servotronics at $47.00 per share in an all-cash transaction (the “Transaction”). This Transaction values SVT at a 357% premium over its May 16, 2025 closing price, one trading day prior to the Transaction announcement.

Star Equity Fund Catalyzed the Sale of Servotronics

In response to sustained pressure from our campaign, which included director nominations in 2022 and 2023, as well as press releases, SEC filings, and open letters to the Company’s Board of Directors (the “Board”) since 2022, the Board took several shareholder-friendly steps we believe it would not have taken on its own. These steps, which culminated in the March 2025 announcement that the Board had commenced a review of strategic alternatives, resulting in the Transaction, and include:

–The addition of new independent directors and significant shareholders Evan Wax and Brent Baird to the Board.
–The termination of the Company’s poison pill and the resignation of non-qualified directors.
–The August 2023 divestiture of the Company’s non-core Consumer Products division.

These significant changes, driven by our shareholder advocacy campaign, ultimately resulted in SVT’s agreement with TransDigm. From the outset, we maintained that SVT’s shares were significantly undervalued and that the intrinsic value Servotronics offered to a strategic buyer far exceeded its trading price over its many years as a standalone public company. This Transaction, as well as the high level of interest from numerous parties during the Company’s strategic review process, ultimately validated our view.

Jeff Eberwein, Portfolio Manager at Star Equity Fund notes, “We believe that being part of TransDigm, a well-regarded and significantly larger company, will benefit all SVT’s stakeholders, including employees and customers. We look forward to the completion of the tender offer and are extremely pleased that our efforts led to substantial value creation for all SVT shareholders, including the Company’s ESOP. We also congratulate directors and fellow significant shareholders Evan Wax and Brent Baird, whose contributions on the Board helped achieve this tremendous outcome.”

About Star Equity Fund, LP

Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value by engaging and collaborating with management teams across its portfolio companies.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. is a diversified holding company currently composed of three business divisions: Building Solutions, Energy Services, and Investments.

For more information contact:
Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Senior Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@theequitygroup.com